EXHIBIT 99.3
PETROFLOW ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2008

PETROFLOW ENERGY LTD.
Management’s Report
The consolidated financial statements of Petroflow Energy Ltd. (“Petroflow” or the “Company”) have been prepared by and are the responsibility of management. They have been prepared in accordance with Canadian Generally Accepted Accounting Principles. The financial and operating information presented in Management’s Discussion and Analysis is consistent with that shown in the consolidated financial statements.
Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of consolidated financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.
External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements.
The Board of Directors is responsible for ensuring that management fulfills is responsibilities for financial reporting and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

“SIGNED”	“SIGNED”

John Melton Chief Executive Officer	Duncan Moodie Chief Financial Officer

Calgary, Canada April 22, 2009

April 22, 2009
Auditors’ Report
To the Shareholders of Petroflow Energy Ltd.
We have audited the accompanying consolidated balance sheets of Petroflow Energy Ltd. as at December 31, 2008 and December 31, 2007, and the related consolidated statements of operations and deficit, comprehensive income (loss), accumulated other comprehensive income (loss), and cash flows for each of the years in the two year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Chartered Accountants
Calgary, Alberta

Petroflow Energy Ltd.
Consolidated Balance Sheets
Expressed in Canadian Dollars
As at December 31,

	2008	2007

Assets
Current assets
Cash and cash equivalents	$3,027,192	$801,804
Accounts receivable	14,714,826	4,931,126
Risk management asset (note 12)	6,620,773	—
Pre-paids and other	977,594	289,727

	25,340,385	6,022,657
Risk management asset (note 12)	1,338,144	—
Investment in limited partnership (note 4)	611,400	498,450
Property and equipment (note 5)	167,820,260	96,508,175

	$195,110,189	$103,029,282

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$34,194,464	$19,460,854
Risk management liabilities (note 12)	—	210,123
Current portion of obligation under capital lease (note 8)	10,746,665	3,498,531

	44,941,129	23,169,508
Bank loan (note 7)	101,764,599	52,957,826
Obligation under capital lease (note 8)	13,550,669	6,835,012
Risk management liabilities (note 12)	—	122,192
Asset retirement obligations (note 6)	1,520,690	861,488
Future Income Tax (note 10)	419,000

	162,196,087	83,946,026

Shareholders’ equity
Share capital (note 9)	38,424,897	36,900,052
Warrants (note 9)	103,935	103,935
Contributed surplus (note 9)	6,221,881	3,369,281
Accumulated other comprehensive income (loss)	2,232,397	(2,930,825)
Deficit	(14,069,008)	(18,359,187)

	32,914,102	19,083,256

	$195,110,189	$103,029,282

Commitments (note 11)
Subsequent event (note 16)
Contingency (note 17)
See accompanying notes to consolidated financial statements.
Approved by the Board of Directors

Signed “Richard Clark”	Director	Signed “Donald Rowden”	Director

Petroflow Energy Ltd.
Consolidated Statement of Operations and Deficit
Expressed in Canadian Dollars

	Year ended December 31,
	2008	2007

Revenue
Oil and natural gas sales	$54,715,516	$21,993,334
Royalties	(11,837,460)	(4,930,874)

	42,878,056	17,062,460
Interest and other	88,804	108,770

	42,966,860	17,171,230

Expenses
Operating	11,018,376	6,167,758
Transportation	206,645	268,161
Depletion and depreciation	10,333,337	5,940,961
Write-down of property and equipment	1,015,950	—
Accretion	63,360	75,937
General and administrative	9,825,217	5,101,582
Stock-based compensation (note 9)	3,172,349	1,261,763
Interest and financing costs	6,101,430	4,314,555
Provision for doubtful receivables (note 12)	2,159,181	—

	43,895,845	23,130,717

Loss before other items	(928,985)	(5,959,487)
Realized loss on derivative instruments	(1,517,232)	(259,056)
Unrealized gain (loss) derivative instruments	7,300,422	(454,062)
Foreign exchange loss	(12,423)	(114,720)

Income (loss) before income taxes	4,841,782	(6,787,325)
Current income tax	185,603	—
Future income tax	366,000	—

Net income (loss) for the year	4,290,179	(6,787,325)
Deficit, beginning of the year	(18,359,187)	(10,999,503)
Change in accounting policy	—	(572,359)

Deficit, end of the year	$(14,069,008)	$(18,359,187)

Net income (loss) for the period per common share
Basic	$0.15	$(0.25)
Diluted	$0.13	$(0.25)
Weighted average common shares outstanding
Basic	29,421,768	26,815,379
Diluted	31,952,599	27,311,508
See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statement of Comprehensive Income (Loss)
Expressed in Canadian Dollars

	Year ended December 31,
	2008	2007

Net income (loss)	$4,290,179	$(6,787,325)
Other comprehensive income (loss) Foreign currency translation adjustment	5,163,222	(3,209,243)

Comprehensive income (loss)	$9,453,401	$(9,996,568)

Consolidated Statement Accumulated Other Comprehensive Income (Loss)
Expressed in Canadian Dollars

	Year ended December 31,
	2008	2007

Accumulated other comprehensive income (loss), beginning of year	$(2,930,825)	$278,418
Foreign currency translation adjustment	5,163,222	(3,209,243)

Accumulated other comprehensive income (loss), end of year	$2,232,397	$(2,930,825)

See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

	Year ended December 31,
	2008	2007

Cash provided by (used in):

Operating activities
Net income (loss)	$4,290,179	$(6,787,325)
Non-cash items:
Depletion and depreciation	10,333,337	5,940,961
Accretion	63,360	75,937
Write-down of property and equipment	1,015,950	—
Unrealized (gain) loss on derivative instruments	(7,300,422)	454,062
Foreign exchange loss	—	114,720
Interest and financing costs	—	(36,317)
Non-cash common share compensation	708,000	—
Stock-based compensation	3,172,349	1,261,763
Future income tax	366,000	—

	12,648,752	1,023,801
Changes in non-cash working capital items	(3,043,997)	(3,256,456)

	9,604,755	(2,232,655)

Financing activities
Increase in bank loan	31,787,362	49,271,408
Exercise of stock options	497,096	—
Issuance of common shares (net of share issue costs)	—	7,940,915
Capital lease payments	(4,100,390)	(1,187,107)
Repayment of notes payable	—	(15,045,800)

	28,184,068	40,979,416

Investing activities
Expenditures on property, plant and equipment	(69,839,326)	(48,909,133)
Disposals on property, plant and equipment	28,249,927	—
Net change in non-cash investing items	3,956,833	8,485,496

	(37,632,566)	(40,423,697)

Increase in cash and cash equivalents	156,257	(1,676,936)
Effect of foreign currency rate changes on cash and cash equivalents	2,069,131	(686,516)

Increase (decrease) in cash and cash equivalents	2,225,388	(2,363,452)

Cash and cash equivalents, beginning of year	801,804	3,165,256

Cash and cash equivalents, end of year	$3,027,192	$801,804

Cash interest paid	$3,819,868	$4,605,845
Cash interest received	$49,323	$108,770
Non-Cash capital expenditure through leases	$14,176,355	$7,574,995
See accompanying notes to consolidated financial statements.

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

INCORPORATION
Petroflow Energy Ltd. (the “Company” or “Petroflow”) is an oil and natural gas company involved in the exploration, development and production of oil and natural gas in Oklahoma, Texas and Alberta. The Company was incorporated under the Nova Scotia Companies Act in 1974 and during 1994 was continued under the Canada Business Corporations Act.
1. SIGNIFICANT ACCOUNTING POLICIES
(a) Consolidation and Basis of Presentation
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differ in certain respects from those in the United States. A reconciliation of the Company’s financial statements has been prepared in accordance with U.S. GAAP.
The consolidated financial statements include the accounts of Petroflow and its wholly-owned subsidiary, North American Petroleum Corporation USA (NAPCUS), as well as NAPCUS’s wholly-owned subsidiary Prize Petroleum LLC. The operations of these subsidiaries are fully reflected in these consolidated financial statements.
(b) Measurement Uncertainty
The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates. The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the Company’s accounting policies summarized below.
The amounts recorded for depletion and depreciation of property and equipment, stock-based compensation, risk management assets and the provision if any, for future income taxes are based on estimates. In addition, the ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.
Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in legal and regulatory environments. To the extent future revisions to these assumptions impacts the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property and equipment balance.
The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

(1)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

(c) Cash and Cash Equivalents
Cash and cash equivalents consist of cash in the bank less outstanding cheques and short-term deposits with a maturity of less than three months at date of acquisition.
(d) Revenue Recognition
Revenues associated with sales of petroleum and natural gas and all other items are recorded when reserves are produced and delivered to the purchaser. Revenues are recorded gross of transportation charges incurred by the Company.
(e) Property and Equipment
Capitalized costs
The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and natural gas reserves, whether productive or unproductive, are capitalized in two costs centers: the United States and Canada. Such costs include land and lease acquisitions, geological and geophysical expenditures, drilling of productive and non-productive wells, production and gathering equipment and facilities, carrying costs directly related to unproved properties, corporate costs directly related to acquisition and costs relating to salt water disposal wells under capital lease. Proceeds from the disposition of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a change of 20 percent or more in the depletion rate.
Depletion and Depreciation
Depletion and depreciation of oil and natural gas properties and equipment are calculated using a unit-of-production method based on estimated gross proved oil and natural gas reserves, as determined by independent engineers. For purposes of this calculation, oil and natural gas reserves are converted to a common unit of measurement on the basis that six thousand cubic feet of gas equates to one barrel of oil. In determining its depletion base, the Company includes estimated future costs to be incurred in developing proved reserves and excludes estimated salvage values and the cost of unproved properties. Costs of acquiring and evaluating unproved properties are excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment occurs. Unproved properties are assessed for impairment at least annually.
Ceiling Test
Impairment is determined when the carrying amount of property and equipment exceeds the sum of the undiscounted cash flows expected to result from the Company’s proved reserves (determined pursuant to evaluation by independent engineers as dictated by National Instrument 51-101), based on future pricing. If the carrying value is impaired, the amount of impairment is measured by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows that are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment and charged to earnings. The Company applies this test at least annually or more frequently as events or circumstances dictate. This impairment test is performed on both Canadian and US cost centers.

(2)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

(f) Joint Interests
A portion of the Company’s exploration, development and production activities is conducted jointly with others. Accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.
(g) Asset Retirement Obligations
The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Differences between the actual costs incurred and the fair value of the liability recorded are recognized in earnings in the period incurred.
(h) Future Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax is calculated based on the differences between assets and liabilities reported for financial reporting purposes and those reported for income tax purposes. Future income taxes are measured using enacted or substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net earnings in the period in which the change occurs. Future income tax assets are limited to the amount that is more likely than not to be realized.
(i) Earnings (Loss) Per Share
Basic net earnings per common share are computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price.
(j) Stock-Based Compensation
The Company’s Option Plan provides for granting of stock options to directors, officers, employees and consultants. The Company uses the Black Scholes fair value method for valuing stock option grants. Compensation costs attributed to share options granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Forfeiture of rights in respect of unvested are options recorded as a reduction in expense in the period in which they occur.

(3)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

(k) Warrants
The Company uses the fair value method to value any warrants issued. Under this method, several factors are used to determine the value of the warrants, which include the holding period discount, blockage discount, risk-free rate of return, volatility and the discount in vesting restrictions.
(l) Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument on the balance sheet. Measurement in subsequent periods depends on whether the financial instruments have been classified as “held-for trading”, “available-for sale”, held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standards.
Unrealized and realized gains and losses on held for trading financial instruments are recognized in earnings. Financial assets “available’-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). Financial assets “held-to-maturity”, “loans and receivables’ and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.
A held for trading financial instrument is not a loan or a receivable and includes one of the following criteria:
•	Is a derivative, except for those derivatives that have been designated as effective hedging instruments;

•	Has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or

•	Is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.
For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method.
Derivative Financial Instruments
The Company uses derivative financial instruments to reduce commodity price risk associated with the Company’s production of oil and natural gas. The Company follows a policy of using risk management instruments such as fixed price swaps, puts and costless collars. The objective is to partially offset or mitigate the wide price swings commonly encountered in oil and natural gas commodities and, in doing so, protect a minimum level of cash flow in periods of low commodity prices.
The Company uses financial instruments and physical commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. Derivative Financial instruments that are not designated as hedges under CICA Accounting Guideline 13 “Hedging Relationships” (AcG-13) are recorded using the marked-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized and unrealized gains and losses on these derivative instruments are recognized at the end of each respective reporting period. The estimated fair values of the derivative instruments

(4)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

are based on quoted market prices where available. The Company has not designated any of its risk management activities as accounting hedges under AcG-13, and accordingly has marked-to-market its financial instruments.
(m) Foreign Currency Translation
The functional currency of the Company’s U.S. subsidiary operations is the U.S. Dollar (self sustaining operation). As a result, the revenues and expenses of the subsidiary are translated to Canadian dollars using average exchange rates for the period. Assets and liabilities of the subsidiary are translated at the period-end exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in self-sustaining foreign subsidiary, are included in income.
2. CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2008, the Company adopted the following standards previously issued by the Canadian Accounting Standards Board (“AcSB”). In accordance with the transitional provision of these standards, these changes were adopted prospectively with no restatement of prior periods. No impact to the earnings or cash flows of the Company was identified upon adoption.
Capital Disclosures
On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures issued by the “AcSB. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure. In addition, disclosures include whether companies have complied with externally imposed capital requirements. The disclosures have been included in Note 13.
Financial Instruments Disclosures and Presentation
On January 1, 2008, the Company prospectively adopted the following new standards issued by the AcSB: Financial Instruments — Disclosure (Section 3862) and Financial Instruments — Presentation (Section 3863). These accounting standards replaced Financial Instruments — Disclosure and Presentation (Section 3861). The disclosures required by Section 3862 provide additional information on the risks associated with our financial instruments and how we manage those risks. The additional disclosures required by these standards are provided in Note 12.
3. FUTURE ACCOUNTING STANDARD CHANGES
In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued CICA section 3064, “Goodwill and Intangible Assets,” which will replace CICA section 3062 of the same name. As a result of issuing this guidance, CICA section 3450, “Research and Development Costs,” and Emerging Issues Committee Abstract No. 27”, “Revenues and Expenditures during the Pre-operating Period,” will be withdrawn. This new guidance required recognizing all goodwill and intangible assets in accordance with CICA section 1000, “Financial Statement Concepts.” Section 2064 will eliminate the current practice of recognizing items as assets that do not meet the section 1000 definition and recognition criteria. Company has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.
The CICA issued three new accounting standards in January 2009; section 1582, Business Combinations, section 1601, Consolidated Financial Statements, and section 1602, Non-controlling

(5)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards. Section 1582 replaces section 1581, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to US GAAP, SFAS 141(R) — Business Combinations which replaces SFAS 141 (see note 18). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace 1600 — Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of US GAAP - Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51” (see note 18).
Effective January 1, 2009, the Company will elect to report its consolidated financial statements in conformity with U.S. GAAP and adopt the U.S. dollar as its reporting currency as its primary reporting standard for the presentation of its consolidated financial statements in order to enhance its communications with its shareholders, improve comparability of financial information with its competitors and peer group, and promote a common financial language within Petroflow.
4. INVESTMENT IN LIMITED PARTNERSHIP
As at December 31, 2007, the Company had a current investment of $611,400 (2007 — $498,450) for a 2.122% interest in a limited partnership. The principal purpose of this partnership is to drill, acquire, develop and dispose of oil and gas interests in Louisiana and Texas. Operations commenced on March 1, 2006. The Company is accounting for this investment on a cost basis.
5. PROPERTY AND EQUIPMENT

		Accumulated
		depletion &
December 31, 2008	Cost	depreciation	Net book value

Petroleum and natural gas interests and the equipment thereon	$191,191,160	$(23,952,401)	$167,238,759
Office Equipment	757,862	(176,361)	581,501

	$191,949,022	$(24,128,762)	$167,820,260

December 31, 2007

Petroleum and natural gas interests and the equipment thereon	$107,151,998	$(10,818,198)	$96,333,800
Office Equipment	247,121	(72,746)	174,375

	$107,399,119	$(10,890,944)	$96,508,175

At December 31, 2008, oil and gas properties included $1,325,739 (December 31, 2007 — $416,346) relating to unproved properties that has been excluded from the depletion calculation. At December 31, 2008, future development costs of $105,248,312 (December 31, 2007 — $102,386,633) on proved undeveloped reserves are included in the depletion calculation.

(6)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

The Company did not capitalize any general and administrative costs during the periods presented.
At December 31, 2008, the Company performed a ceiling test in accordance with the Canadian Institute of Chartered Accountant’s full cost accounting guidelines with no write-down required (year ended December 31, 2007 — write-down relating to the Canadian properties of nil). This impairment calculation was performed separately on both the Canadian and US cost centres.
The following table outlines the prices used in the ceiling test evaluation at December 31, 2008:

	Crude Oil ($/bbl)		Natural Gas ($/Mcf)
As at December 31,	2008	2007	2008	2007

United States
2009	$72.06	$85.20	$7.12	$7.47
2010	85.91	91.91	7.81	7.42
2011	100.41	78.27	8.58	7.42
2012	108.85	77.12	9.40	7.53
2013	117.51	75.85	10.14	7.70
Thereafter	2%	2%	2%	2%

Canada
2009	$76.64	$100.81	$8.34	$9.96
2010	91.36	96.74	8.88	9.96
2011	106.62	92.56	9.82	9.94
2012	115.75	91.28	10.69	10.09
2013	125.14	89.88	11.59	10.35
Thereafter	2%	2%	2%	2%
6. ASSET RETIREMENT OBLIGATIONS
The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites and processing facilities, all of which have estimated costs to abandon and reclaim that will be incurred in the future. As at December 31, 2008, the Company estimated that undiscounted cash flows of $9,105,357 (2007 — $4,046,077) are required to settle its asset retirement obligations which are expected to be incurred between 2009 and 2048. An inflation rate of 2% and a credit-adjusted risk-free rate of 8% were used to calculate the fair value of the asset retirement obligations as at December 31, 2008. Subsequent adjustments to the initial asset and liability are recorded to reflect revisions to estimated future cash flow requirements.
The Company’s asset retirement obligation changed as follows:

December 31,	2008	2007

Beginning of year	$861,488	$1,199,142
Increase in liabilities	111,822	51,853
Changes in estimate	727,286	(465,444)
Disposal of asset and other	(125,588)	—
Asset retirement costs incurred	(117,677)	—
Accretion expense	63,359	75,937

	$1,520,690	$861,488

(7)

Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
7. BANK LOAN
On December 31, 2008 the Company had a U.S. $200,000,000 revolving credit facility with a U.S. based banking syndicate. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $110,000,000 made up two tranches, “A” and “B”. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 102 million. Interest rates on the “A” tranche are either a range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed or the base rate. The base rate is a fluctuating rate equal to the higher of (a) the Federal Funds Rate plus .5% and (b) the rate of interest in effect for such day as publicly announced from time to time by the Administrative Agent as its “prime rate”. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 8 million, and bears interest at LIBOR plus 4% or the base rate plus 1.5%. As at December 31, 2008 a total of $101,764,599 (U.S. $83,222,603) was drawn on this facility (December 31, 2007 — $52,957,826 (U.S. $53,422,603)). For the year ended December 31, 2008 $3,945,130 (U.S. $3,698,478) was incurred as interest expense on the revolving credit facility. (See note 16 for Amended Facility).
The above facility also provides for an additional U.S. $2,500,000 to be available for letters of credit and U.S.$800,000 for other than operating letters of credit (December 31, 2007 — U.S.$2,500,000 and U.S. $800,000 respectively). As at December 31, 2008 the amount of outstanding letters of credit totalled $1,283,940 and $30,570 (U.S.$1,050,000 and U.S. $25,000), (December 31, 2007 — $1,040,865 and $24,783 (U.S.$1,050,000 and U.S. $25,000)).
As at December 31, 2008 the Company was not in compliance with its debt covenants, but has received a waiver by the bank of specific defaults.
8. OBLIGATION UNDER CAPITAL LEASE
As part of its Oklahoma farm-in agreement, the Company will pay a capital recovery fee for infrastructure and salt water disposal facilities (the “facilities”) over a three year period. This fee is based on the cost of the facilities. Under GAAP, the costs attributable to the facilities meet the capital lease criteria and, accordingly, have been capitalized. A summary of the obligations under capital lease is as follows:

2009	$13,437,908
2010	10,249,243
2011	4,635,725

Total minimum lease payment	28,322,876
Less amount representing annual interest at 12.0%	(4,025,542)

24,297,334
Less current portion	(10,746,665)

$13,550,669

Included in property and equipment at December 31, 2008 are assets under capital lease obligations with a total cost of $26,184,358 (December 31, 2007 — $11,428,527).
Interest expense of $1,623,602 was incurred for the year ended December 31, 2008 (December 31, 2007 — $464,811).

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
9. SHARE CAPITAL
a) Authorized
An unlimited number of Common Shares, with one vote per share and an unlimited number of Preferred Shares, issuable in series (no Preferred Shares have been issued to date).
b) Outstanding an Issued

	Number of
	Shares	Amount

Balance at December 31, 2006	24,858,902	$29,017,960
Common shares issued for cash (b.1)	4,280,842	8,258,739
Warrants shares issued for cash	8,000	4,000
Transfer from contributed surplus on exercise of options	94,600	82,301
Transfer of fair value of warrants exercised	—	491
Share issue costs	—	(463,439)

Balance at December 31, 2007	29,242,344	$36,900,052
Shares issued to directors (b.2)	100,000	708,000
Exercise of stock options	228,750	497,096
Transfer from contributed surplus on exercise of options	—	319,749

Balance at December 31, 2008	29,571,094	$38,424,897

(b.1)	On July 23, 2007 the Company closed a private placement offering of 4,033,555 common shares at a price of $1.90 per common share for aggregate proceeds of $7,663,755 and a private placement offering of 247,287 common shares at a price of $2.10 per common share for aggregate proceeds of $519,303. The common shares issued under these offerings were subject to a four month hold period that expired on November 21, 2007.

(b.2)	On July 10, 2008 the Company issued 100,000 common shares to the directors of the Company as compensation at a value of $7.08 per share.
c) Warrants

	Number of
	Warrants	Amount

Balance at December 31, 2006	2,050,000	$625,926
Expired	(350,000)	(521,500)
Exercised	(8,000)	(491)

Balance at December 31, 2008 and 2007	1,692,000	$103,935

In conjunction with the loan agreement entered into on September 25, 2006 with a related party (by way of share ownership) a total of 350,000 additional warrants to purchase common shares of the Company at an exercise price of $3.10 per share were granted. These warrants were exercisable on a pro rata basis while the loan was outstanding and expired at the end of the loan agreement. A total of $521,500 was recorded in conjunction with this grant as at December 31, 2006, representing the

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
total fair value of these warrants as they became fully vested on the date of grant, and was included in earnings as interest and financing costs. This fair value was calculated using an expected life of one year due to the fact that the warrants were only exercisable while the loan was outstanding. On December 31, 2007, these warrants expired unexercised.
d) Contributed surplus

	2008	2007

Balance, beginning of year	$3,369,281	$1,668,319
Stock-based compensation expense	3,172,349	1,261,763
Expired Warrants	—	521,500
Exercise of stock options	(319,749)	(82,301)

Balance, end of year	$6,221,881	$3,369,281

e) Stock-based compensation plan
The Company maintains a stock option plan, which is governed by the Compensation Committee. All directors, officers and certain employees and consultants are eligible to participate in the plan. Under the plan, the Company may grant options for up to 10% of the issued and outstanding common shares. The aggregate number of options that may be granted to any one individual (excluding consultants) must not exceed five percent of the total issued and outstanding common shares and must not exceed two percent of the total issued and outstanding common shares for those granted to consultants. Options were granted at exercise prices equal to the estimated fair value of the shares at the date of grant and, with the exception of 250,000 options granted to consultants, previously vested 30% on the date of grant, with an additional 20% vesting on each of the first and second anniversary of the date of grant and an additional 15% vesting on each of the third and fourth anniversary of the date of grant. On July 10, 2008 the Company amended its stock option plan relating to the vesting provisions of all of its Option Agreements previously issued to employees, officers and directors. The options currently are exercisable pursuant to the following vesting schedule, 1/3 on the date of grant, 1/3 on the 1st anniversary of the grant and 1/3 on the 2nd anniversary of the date of grant. Options expire on or before five years from the date of grant. The effect of this amended stock option plan was $1.8 million towards the expense for the year ended December 31, 2008. Total compensation expense was determined based on the original grant date fair value plus any incremental fair value calculated as the excess of the fair value of the new modified award over the fair value of the original award at the modification date. The 250,000 options granted to consultants expire on or before two years from the date of grant and vest 25% every three months from the date of grant.
The following table summarized information about stock options outstanding at December 31, 2008:

	2008		2007
		Weighted
	Number of	average	Number of	Weighted average
	Options	exercise price	Options	exercise price

Outstanding, beginning of year	2,476,200	$2.01	2,080,300	$1.93
Granted	672,000	5.61	638,500	2.39
Exercised	(228,750)	2.17	(94,600)	0.89
Cancelled	(20,850)	3.21	(148,000)	3.36

Outstanding, end of year	2,898,600	$2.82	2,476,200	$2.01

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average
		remaining	Average		remaining
	Number	contractual life	exercise	Number	contractual life
Exercise prices	outstanding	(years)	price	outstanding	(years)

$0.00-$2.00	1,099,100	1.96	1.06	1,065,767	1.89
$2.01-$4.00	1,327,500	3.04	2.95	1,086,501	2.86
$4.01-$6.00	110,000	3.16	4.61	57,500	2.51
$6.01-$8.00	362,000	4.51	7.16	120,666	4.51

Total	2,898,600	2.82	2.82	2,330,434	2.49

The following table summarized information about stock options outstanding at December 31, 2007:

Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average
		remaining	Average		remaining
	Number	contractual life	exercise	Number	contractual life
Exercise prices	outstanding	(years)	price	outstanding	(years)

$0.00-$2.00	1,114,100	2.88	1.02	738,900	2.87
$2.01-$4.00	1,362,100	3.61	2.81	649,650	3.33

Total	2,476,200	3.28	2.01	1,388,550	3.07

Compensation costs attributable to share options granted are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. The fair value of each option granted is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions:

	2008	2007

Dividend yield	0%	0%
Expected volatility	89%	102%
Risk Free rate of return	1.09%	3.87%
Expected option life	2- 5 years	2- 5 years

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
10. INCOME TAXES
The components of the total income tax expense are as follows:

December 31,	2008	2007

Income (loss) before income taxes	$4,840,000	$(6,787,000)
Tax Rate	29.50%	32.12%
Expected income taxes (recovery)	1,428,000	(2,180,000)
State tax, net of federal benefit	545,000	—
Stock based compensation	936,000	405,000
Other non-deductible expenses	18,000	5,000
Impact of rate change and other	936,000	(3,006,000)
Valuation allowance (Canada)	1,345,000	996,000
Valuation allowance (United States)	(4,524,000)	4,524,000
Other	(132,397)	—

Total income tax expense	$551,603	$—

The future income tax temporary differences are:

December 31,	2008	2007

Property and equipment	$31,000,000	$21,597,000
Asset retirement obligation	(573,000)	(280,000)
Risk Management	3,121,000	(98,000)
Losses carried forward	(34,849,000)	(27,776,000)
Valuation allowance	2,163,000	6,778,000
Deferred financing charges	(213,000)	—
Alternative minimum tax	(213,000)	—
Other	(17,000)	—

Total Future tax liability	$419,000	$—

At December 31, 2008, the Company had Canadian non-capital losses available to offset future income taxes of $8.4 million (2007 — $3.6 million). The losses expire in the years noted:

Canada

2011	$7,671
2015	266,207
2016	974,591
2027	2,073,499
2028	2,125,209
2029	3,000,000

$8,447,177

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
At December 31, 2008, the Company had United States non-capital losses available to offset future income taxes of $83.4 million (2007 — $38.5 million). The losses expire in the years noted:

United States

2026	$2,097,519
2027	30,499,315
2028	5,936,851
2029	45,900,000

$83,433,685

11. COMMITMENTS
The Company is committed to the following payments under its operating leases for office space:

2009	$309,784
2010	230,956
2011	80,231
2012	81,086
2013	34,040

$736,097

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company’s financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, investment in Limited Partnership, risk management assets (liabilities), capital lease obligations and bank loan. Risk management assets (liabilities) arise from the use of derivatives. Discussions of risk associated with assets (liabilities), fair values of assets (liabilities) and summarized information related to risk management positions are detailed below:
Fair value of Financial Instruments
The Company’s financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable, investment in Limited Partnership, accounts payable and accrued liabilities and the bank loan. The carrying values of these financial instruments other than investment in Limited Partnership and bank loan approximate their fair market value due to their demand nature or relatively short periods to maturity. The fair value of the unquoted investment in Limited Partnership cannot be practically determined. The carrying value of the bank loan approximates its fair value as the interest is charged at current market rates. Risk management assets (liabilities) are mark-to-market at the end of each balance sheet date.
The estimation of the fair value of commodity derivatives incorporates forward prices and adjustments for quality or location which are compared to quotes received from other Marketers to ensure reasonability.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
The fair value of financial assets and liabilities are as follows:

As at December 31,	2008		2007
	Carrying		Carrying
	Amount	Fair Value	amount	Fair Value

Financial assets
Held-for-trading:
Cash and cash equivalents	$3,027,192	3,027,192	801,804	801,804
Risk management assets*	7,958,917	7,958,917	—	—
Loans and receivables
Accounts receivables	14,714,826	14, 714,826	4,931,126	4,931,126
Financial Liabilities
Held-for-trading
Accounts payable and accrued liabilities	34,194,464	34,194,464	19,460,854	19,460,854
Risk management liabilities*	—	—	332,315	332,315
Long term debt	101,764,599	101,764,599	52,957,826	52,957,826

*	Including current portion
Net risk management position

As at December 31,	2008	2007

Risk management assets
Current asset	$6,620,773	$—
Long term asset	1,338,144	—

	7,958,917	—
Risk management liability Current liability	—	210,123
Long term liability	—	122,192
	—	332,315

Net risk management asset (liability)	$7,958,917	$332,315

Summary of unrealized risk management positions

As at December 31,	2008			2007
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	$6,023,612	$—	$6,023,612	$332,614	$—	$332,614
Crude Oil	1,935,305	—	1,935,305	—	(664,929)	(664,929)

Total Fair Value	$7,958,917	$—	$7,958,917	$332,614	$(664,929)	$(332,315)

Commodity Price Risk
The Company is exposed to market risks resulting from fluctuations in commodity prices and from time to time may enter into financial commodity contracts to manage its commodity price exposure. The objective is to mitigate the risk of commodity price fluctuations and, in doing so, ensure a more predictable level of cash flow during the term of the contract. The Company does not enter into financial instruments for trading or speculative purposes.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
Crude Oil — The Company has partially mitigated its exposure to the WTI NYMEX price with option contracts.
Natural gas — The Company has partially mitigated the natural gas commodity price risk by entering into fixed price swaps and option contracts.
The Company is exposed to commodity price risk on its natural gas and crude oil contracts. As at December 31, 2008, a ten percent increase in the forward price on contracts would amount to a loss of $1,541,833 (US $1,445,427). A ten percent decrease in the forward price on contracts would amount to a gain of $1,803,541 (US $1,690,783).
The following tables outline the details of all the Company’s derivative contracts:
Natural Gas

	Volume per	Call Price	Put Price
Period	day (mmbtu)	($US)	($US)

November 1, 2008 — March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 — March 31, 2009	2,000	$11.20	$8.00
November 1, 2008 — March 31, 2009	3,000	$13.55	$8.00

January 1, 2009 — December 31, 2009	1,000	$—	$7.00

April 1, 2009 — September 30, 2009	2,000	$10.08	$7.00
April 1, 2009 — October 31, 2009	3,000	$9.03	$8.00

October 1, 2009 — December 31, 2009	2,000	$10.80	$7.50
November 1, 2009 — November 30, 2010	1,500	$—	$6.50

January 1, 2010 — December 31, 2010	2,000	$10.05	$6.50
January 1, 2010 — December 31, 2010	500	$—	$6.50
January 1, 2010 — December 31, 2010	1,000	$9.45	$6.50

Crude Oil

	Volume per	Call Price	Put Price
Period	day (bbls)	($US)	($US)

January 1, 2008 - March 31, 2009	75	$72.80	$65.00
January 1, 2009 — December 31, 2009	75	$100.50	$75.00
January 1, 2009 — December 31, 2009	100	$89.70	$70.00

Risks associated with Financial Liabilities
The Company is exposed to financial risks from its financial liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates, credit and liquidly risks.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk comprises foreign exchange risk, interest rate risk and commodity price risk discussed below.
Interest Rate Risk
The Company is exposed to interest rate risk on bank indebtedness to the extent of changes in the LIBOR rate. At December 31, 2008, a one percent increase or decrease in the interest rate on debt amounts to $1,018,000 impact to net income for the year ended December 31, 2008. The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2008.
Foreign Exchange Risk
The Company’s significant operations are in the U.S. and the functional currency of its U.S. subsidiary’s operations is the U.S. Dollar (self sustaining operation). As a result, the revenues and expenses are translated to Canadian dollars using average exchange rates for the period. Assets and liabilities are translated at the period-end exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’ equity.
The Company’s foreign exchange gain (loss) is primarily comprised of unrealized foreign exchange gains and losses on the translation of its net assets in the U.S. subsidiary. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in $249,000 in foreign exchange (gain) loss at December 31, 2008 which would be recognized in other comprehensive income.
Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and petroleum and natural gas marketers. As at December 31, 2008, Petroflow’s receivables consisted of $2,829,907 from joint venture partners, and $14,024,349 from petroleum and natural gas marketers.
Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Petroflow’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large purchasers. The Company historically has not experienced any collection issues with its petroleum and natural gas marketers except as discussed below. Joint venture receivables and other receivables are typically collected within one to three months of the joint venture bill being issued to the partner. Petroflow attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are from participants in the petroleum and natural gas sector, and collection of the outstanding balances is dependent on industry factors, such as commodity price fluctuations, escalating costs and the risk of unsuccessful drilling. In addition, further risk exists with joint venture partners as disagreements occasionally arise that increases the potential for non-collection. Petroflow does typically obtain collateral through cash calls from its joint venture partners; however, the Company does not obtain collateral from petroleum and natural gas marketers. The Company does have the ability to withhold production from joint venture partners in the event of non-payment.
Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. Petroflow manages the credit exposure related to short-term investments by selecting

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
counterparties based on credit ratings and monitors all investments to ensure a stable return, avoiding complex investment vehicles with higher risk.
As at December 31, 2008 and 2007 the Corporation considers its receivables to be aged as follows:

Aging	2008	2007

Not past due (less than 120 days)	$12,020,236	$4,931,126
Past due (120 days to one year)	2,694,590	—

Total	$14,714,826	$4,931,126

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. On July 22, 2008, SemGroup L.P. one of the Company’s petroleum and natural gas marketers announced that it and certain of its North American subsidiaries had filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as well as an application for creditor protection under the Companies’ Creditors Arrangement Act in Canada. Petroflow has a maximum potential exposure of $US 2.8 million as of December 31, 2008 and an additional $US 1.6 million or a total of $4.4 million up to the date of the SemGroup petition in respect of uncollected revenues. The account receivable arises from a majority of the oil production volumes and 20% of the natural gas volumes sold to SemCrude, L.P. and SemGas, L.P. subsidiaries of SemGroup, L.P., (“SemGroup”) for the marketing of a portion of Petroflow’s production. Petroflow’s management has retained legal counsel and continues to have discussions with SemGroup and its Monitor to best manage and resolve this matter. At this time, the Company’s best estimate of the uncollectible amount of the receivable is $2,159,181 (U.S. $2,024,188) which amount has been recorded in these financial statements.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Petroflow’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation. Petroflow prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.
At December 31, 2008, the Company had drawn $101.8 million ($US 83.2 million) on its credit facility and had a working capital deficiency (excluding derivative contracts) of $26.2 million. No portion of the debt is due within the next twelve months. The Company’s net debt to annualized funds from operations before deducting interest expense, which is based on NAPCUS’s financial statements, was 7.8 times. This is not within debt covenants established under its banking facility which must not exceed 4.50. As at December 31, 2008 the Company was not in compliance with its debt covenants, but has received a waiver by the bank of specific defaults.
Subsequent to December 31, 2008 the Company entered into an amended credit facility agreement (the “Amended Facility”). The Amended Facility is U.S. $200,000,000 revolving credit facility with a U.S. based bank. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $110,000,000. There ratio is an interest rate floor on the Amended Facility of 5.5%. The Company also was able to amend its debt covenants in light of reducing commodity prices with debt to EBITDA ratios and bank debt to EBITDA ratios to be calculated on a rolling quarterly basis,

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
based on the proceeding four quarters results of its US Subsidiary. The revised debt to EBITDA ratios may not exceed the following:

March 31, 2009	5.5:1
June 30, 2009	5.5:1
September 30, 2009	5.5:1
December 31, 2009	4.5:1
On April 8, 2009, Guaranty Financial Group Inc., a member of the Company’s banking syndicate announced that it and its wholly-owned subsidiary, Guaranty Bank (collectively “Guaranty”) had consented to the issuance of an Order to Cease and Desist (the “Order”) by the Office of Thrift Supervision in the United States. Under the Order, Guaranty has until May 21, 2009 to raise additional capital or it will agree to consent to a merger with another bank or enter into a voluntary liquidation. Management has been advised that the terms of the Order have no direct impact on Guaranty’s lending relationship with the Company. Accordingly, management of the Company does not anticipate that the Order will have any effect on the terms of its Amended Facility with the banking syndicate.
In response to the continued drop in commodity prices, the Company has suspended its drilling program subsequent to year end in order to maintain liquidity. The Company has met with all of its larger suppliers and is confident that it will be able to reduce future drilling and associated costs in order to resume its drilling program in the future while maintaining adequate liquidity.
13. CAPITAL STRUCTURE

	December 31,	December 31,
	2008	2007

Bank debt	$101,764,599	$52,957,826
Obligation under capital lease	13,550,669	6,835,012
Working capital deficiency (1)	26,221,517	16,936,728

Net debt	141,536,785	76,729,566
Shareholders’ equity	32,914,102	19,083,256

Total capitalization	$174,450,887	$88,977,810

(1)	Working capital excludes derivative contracts
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, capital lease obligation and working capital. In order to maintain or adjust the capital structure, the Company may, from time to time, issue shares and adjust its capital spending to manage current and projected debt levels.
As the Company is in a development stage its primary focus is on increasing the proved and probable reserve value attributable to its property plant and equipment and maintaining the ratio of its overall indebtedness to proved plus probable reserves (discounted at 10%) at less than 1:3. As of December 31, 2008, that ratio was 1:3.85. The Company also monitors capital based on the ratio of net debt to annualized funds from operations before deducting interest expense. This ratio is calculated as net

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
debt, defined as outstanding bank debt plus or minus working capital (excluding derivative contracts), divided by funds from operations before interest and changes in non-cash working capital for the most recent calendar quarter, annualized (multiplied by four). Funds from operations is calculated based on cash provided by operating activities before changes in non-cash working capital and expenditures on asset retirement obligations. The Company’s strategy is to maintain a ratio of net debt to annualized funds from operations within debt covenants established under NAPCUS’s banking facility. As at December 31, 2008, the Company’s ratio, which is based on NAPCUS’s financial statements, of net debt to annualized cash flow before interest, was 7.8 to 1, which is not within debt covenants established under its banking facility that must not exceed 4.50. This matter has been discussed with the bank and a waiver has been received.
This ratio may increase at certain times as a result of acquisitions and/or large capital projects. In order to facilitate the management of these ratios, the Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors, including current and forecast prices, successful capital deployment and general industry conditions. The annual budgets are approved by the Board of Directors.
The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2008.
14. RELATED PARTIES
As at December 31, 2008, $14,169 (2007 — $3,032) was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $195,000 is owed by the Company to MOG (December 31, 2007 — $220,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.
For the year ended December 31, 2008, legal fees totalling $553,229 (year ended December 31, 2007 — $333,838) were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
For the year ended December 31, 2008, $64,668 (2007 — $38,525) was charged to the Company by a director of the Company for services rendered.
As at December 31, 2008 $470,223 (2007, $384,725) was due to the Company by a joint interest partner in which a director of the Company has an interest.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.
15. SEGMENTED INFORMATION
Since July 22, 2005, when the Company acquired North American Petroleum Corporation U.S. which has operations in the United States, the Company conducts its business in two geographic segments:
Western Canada and Mid-Western United States. A summary of segmented information is presented below.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

Twelve months ended December 31, 2008	Canada	USA	Consolidated

Oil and gas sales	$1,144,317	$53,571,199	$54,715,516
Total revenue	904,695	42,062,166	42,966,860
Operating expenses	393,630	10,624,746	11,018,376
Depletion and depreciation	961,032	9,372,305	10,333,337
General and administrative expenses	3,945,902	5,879,315	9,825,217
Interest expense	—	6,101,430	6,101,430
Current income tax expense	—	185,603	185,603
Future income tax expense	—	366,000	366,000
Income (loss) before income taxes	(8,604,614)	13,446,396	4,841,782
Capital expenditures	77,303	83,938,378	84,015,681
Proceeds on capital disposals	—	(28,249,927)	(28,249,927)
Property and equipment	3,156,447	164,663,814	167,820,260
Total assets	3,328,842	191,781,347	195,110,189

Twelve months ended December 31, 2007	Canada	USA	Consolidated

Oil and gas sales	$1,144,960	$20,848,374	$21,993,334
Total revenue	818,220	16,353,010	17,171,230
Operating expenses	323,015	5,844,743	6,167,758
Depletion and depreciation	629,543	5,311,418	5,940,961
General and administrative expenses	3,129,582	1,972,000	5,101,582
Interest expense	147,541	4,167,014	4,314,555
Loss before other income	(3,532,198)	(2,427,289)	(5,959,487)
Total Capital expenditures	869,676	55,157,160	56,026,844
Property and equipment	5,023,435	91,484,740	96,508,175
Total assets	11,043,279	91,986,003	103,029,282

16. SUBSEQUENT EVENTS
Derivative Financial Instruments
Subsequent to December 31, 2008, the Company entered into additional financial derivative contracts for natural gas. The following table outlines the details of these contracts:
Natural Gas

	Volume per	Swap Price	Call Price	Call Price
Period	day (mmbtu)	($US)	($US)	($US)

September 1, 2009 — September 30, 2010	1,500	$—	$—	$5.25
January 1, 2010 — November 30, 2010	1,500	—	—	6.50
November 1, 2009 — March 31, 2010	2,500	5.52	—	—
November 1, 2010 — March 31, 2011	750	—	—	6.25
November 1, 2010 — March 31, 2011	750	—	8.60	6.25
November 1, 2010 — March 31, 2011	3,000	—	—	6.00
January 1, 2011 — March 31, 2011	2,500	—	—	6.25

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
Crude Oil

	Volume per	Call Price	Put Price
Period	day (bbls)	($US)	($US)

May 1, 2009 — August 31, 2009	150	$70.50	$40.00
September 1, 2009 — March 31, 2011	100	—	47.50
January 1, 2010 — December 31, 2010	100	78.70	65.00

Bank Loan
Subsequent to December 31, 2008 the Company entered into an amended credit facility agreement (the “Amended Facility”). The Amended Facility is U.S. $200,000,000 revolving credit facility with a U.S. based banking syndicate. This facility is dependent upon continued yearly reserve additions, with current availability of U.S. $110,000,000 which is all included in Tranche “A”. Tranche “B” which formerly had a limit of U.S. $8,000,000 has been retired. There is an interest rate floor on the Amended Facility of 5.5% and an amendment fee of U.S. $250,000 in conjunction with the Amended Facility. All other terms as disclosed in Note 7 remain unchanged.
Normal Course Issuer Bid
Petroflow has received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid. The Company is entitled to purchase, for cancellation, up to 1,829 common shares per day on or before March 31, 2009 and 1000 common shares per day thereafter which commended on February 6, 2009 and terminates on February 5, 2010.
Subsequent to December 31, 2008, the Company purchased 47,200 common shares for total consideration of approximately $72,644.
17. CONTINGENCIES
In April 2007, the Company signed a drilling rig contract with a service provider at a rate of U.S. $22,000 per day for three years. Subsequent to year end this drilling rig was returned to the service provider. The Company has not currently received formal termination of the contract from the service provider; however, it is Managements belief through discussions with the service provider that the contract has been terminated with no further commitment.
18. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING
Reconciliation of consolidated financial statements to United States generally accepted accounting principles.
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s statements of operations, comprehensive loss, accumulated other comprehensive loss and balance sheets, are described below.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
Reconciliation of net loss under Canadian GAAP to US GAAP:

	2008	2007

Net income (loss) for the year under Canadian GAAP	$4,290,179	$(6,787,325)

Adjustments
Depletion and depreciation (Note a)	(549,758)	(285,763)
Write-down of property and equipment (Note a)	(498,502)	(1,754,743)

Operating expenses (Note a)	(44,446)	(2,444)
Future tax (expense) recovery (Note c)	(115,000)	—
Deferred financing charges (Note b)	135,514	(272,359)

Net income (loss) for the year under US GAAP	$3,217,987	$(9,102,634)

Net income (loss) per common share — US GAAP
Basic	$0.11	$(0.34)

Diluted	$0.10	$(0.34)

Consolidated Statements of Comprehensive Loss — US GAAP

	2008	2007

Net income (loss) — US GAAP	$3,217,987	$(9,102,634)

Other comprehensive income (loss):
Foreign currency translation adjustment (Note a)	4,235,575	(3,041,061)

Comprehensive income (loss)	$7,453,562	$(12,143,695)

Accumulated Other Comprehensive Loss — US GAAP

	2008	2007
Accumulated other comprehensive income (loss), beginning of year	$(2,752,282)	$288,779
Foreign currency translation adjustment	4,235,575	(3,041,061)

Accumulated other comprehensive income (loss), end of year	$1,483,293	$(2,752,282)

Condensed Consolidated Balance Sheets

	2008		2007
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Cash and cash equivalents	$3,027,192	$3,027,192	$801,804	$801,804
Other current assets	15,692,420	15,692,420	5,220,853	5,220,853
Deferred charges (Note b)	—	543,007	—	300,000
Property and equipment (Note a)	167,820,260	164,118,485	96,508,175	94,917,247
Investment in limited partnership	611,400	611,400	498,450	498,450
Risk management assets	7,958,917	7,958,917	—	—

	$195,110,189	191,951,421	$103,029,282	$101,738,354

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

	2008		2007
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$34,194,464	34,194,464	$19,460,854	$19,460,854
Bank loan	101,764,599	101,764,599	52,957,826	52,957,826
Asset retirement obligations	1,520,690	1,520,690	861,488	861,488
Risk management liabilities	—	—	332,315	332,315
Obligation under capital lease	24,297,334	24,297,334	10,333,543	10,333,543
Future income tax (note c)	419,000	551,000	—	—

	162,196,087	162,328,087	83,946,026	83,946,026

Share capital (Note c)	38,424,897	37,972,925	36,900,052	36,448,080
Warrants	103,935	103,935	103,935	103,935
Contributed surplus	6,221,881	6,221,881	3,369,281	3,369,281
Accumulated other comprehensive loss (Note a)	2,232,397	1,483,293	(2,930,825)	(2,752,282)
Deficit (Notes a,b,c)	(14,069,008)	(16,158,700)	(18,359,187)	(19,376,686)

	32,914,102	29,623,334	19,083,256	17,792,328

	$195,110,189	191,951,421	$103,029,282	$101,738,354

a) Full cost accounting
The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.
Under Canadian full cost accounting, impairment is recognized if the carrying amount of capitalized property, plant and equipment in each cost centre exceeds the sum of the undiscounted cash flows expected to result from proved reserves using estimated future prices and costs (the “ceiling test”). Under the full cost method of accounting set forth by the U.S. Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices and costs as at the balance sheet date (“constant dollar pricing”) and are discounted at 10%. The Company has completed a US GAAP impairment test calculation for both of its Canadian and US cost centers as at December 31, 2008 which indicated an impairment of its Canadian oil and natural gas properties of approximately $1,514,452 (2007 — $1,754,743). Under Canadian GAAP, the corresponding impairments were $1,015,950 in 2008 (2007 — $nil). The resulting US GAAP adjustment was $498,502 increase in write-down of property and equipment in 2008 (2007 — $1,754,743 increase).
Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP. Both methods also use proved reserves to determine the rate. However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies constant prices. This reconciliation item resulted in a $549,758 increase to depletion and depreciation expense for US GAAP purposes during the year ended December 31, 2008 (2007 —

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
$285,763 increase). It has also resulted in changes to other comprehensive gain of $732,717 for the year ended December 31, 2008 (2007 — gain of $168,182) due to foreign exchange translation on the adjusted depletion.
Under US GAAP, workover costs are required to be expensed. Under Canadian GAAP, charges may be capitalized depending on the nature of the work performed. As a result, the Company has expensed workovers previously capitalized under Canadian GAAP. The resulting difference at December 31, 2007 was an increase in operating expenses and decrease in the depletable base of $44,446 (2007 - $2,444).
b) Deferred financing charges
Effective January 1, 2007, the Company adopted the CICA Handbook Section 3855 as disclosed in Note 2 to the consolidated financial statements. As a result of the adoption, all previously recorded deferred financing charges, net of future tax, are recorded as an adjustment to opening deficit, and transaction costs are expensed in the period incurred. Prior to the adoption of this standard, deferred financing charges were capitalized and amortized on a straight line basis over the related term of the debt. Under US GAAP, deferred financing costs are deferred and amortized using the effective interest method over the life of the related debt. The resulting US GAAP adjustment was the reversal of amount adjusted to opening deficit; capitalization of transaction costs incurred in 2007; and amortizing these costs over the life of related debt.
c) Future income taxes
Under Canadian GAAP, the proceeds from the issuance of flow-through shares are recorded in equity at their face value. US GAAP requires flow-through shares be recorded at their fair value without any adjustment to share capital for the renouncement of the tax deductions, and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.
The cumulative deficit adjustment relating to flow-through shares issued in 2005 and renounced in 2006 was recorded as a reduction to share capital and an increase to future income tax recovery of $451,972.
Under U.S. GAAP, enacted tax rates and legislative changes are used to calculate current and future income taxes: whereas Canadian GAAP uses substantively enacted tax rates and legislative changes.
The differences resulted from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the consolidated Balance sheet included in the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.
The following table provides a reconciliation of the statutory rate to the actual tax rate:

December 31,	2008	2007

Income (loss) before income taxes	$3,885,000	$(9,103,000)
Tax Rate	29.50%	32.12%
Expected income taxes (recovery)	1,146,000	(2,924,000)
State tax, net of federal benefit	545,000	—
Stock based compensation	936,000	405,000

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007

December 31,	2008	2007

Other non-deductible expenses	18,000	5,000
Impact of rate change and other	927,000	(2,620,000)
Valuation allowance (Canada)	1,535,000	780,000
Valuation allowance (United States)	(4,354,000)	4,354,000
Other	(85,397)	—

Total income tax expense	$667,603	$—

The future income tax temporary differences are:

December 31,	2008	2007

Property and equipment	$30,321,000	$(21,520,000)
Asset retirement obligation	(612,000)	(280,000)
Risk Management	3,121,000	144,000
Losses carried forward	(34,788,000)	(27,874,000)
Valuation allowance	2,740,000	6,778,000
Alternative minimum tax	(213,000)	—
Other	(18,000)	—

Future tax liability	$551,000	$—

d) Recent accounting pronouncements
New and revised accounting pronouncements have been evaluated by the Company and it was determined that the following may have a significant impact on the consolidated financial statements:
i)	As of January 1, 2008, the Company adopted, for U.S. GAAP purposes, SFAS, “Fair Value Measurements”. SFAS 157 provides a common definition of fair value establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

ii)	As of January 1, 2008, the Company had adopted, for US GAAP purposes, SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
iii)	As of January 1, 2009, the Company will be required to adopt, for US GAAP purposes, SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51”. Under the standard, the non-controlling interest in a subsidiary is to be classified as a separate component of equity. Also, the US consolidated statement of earnings presentation will require net earnings to include the amounts attributable to both the parent and the non controlling interest and to disclose these respective amounts. The Company has assessed the impact of this standard and it does not have a material impact on the Company’s Consolidated Financial Statements.

iv)	As of January 1, 2009, the Company will be required to adopt for US GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at fair value as of the date of acquisition. Also, transaction costs are to be recognized separately from the business combination. The Company will assess the impact of acquisitions occurring on or after January 1, 2009.

v)	As of January 1, 2009, the Company will be required to adopt for US GAAP purposes, SFAS 161, “Derivatives Disclosures”, an amendment to SFAS 133. The revised disclosure requirements provide financial statement users with a better understanding of 1) how and why an entity uses derivative instruments, 2) how an entity accounts for derivative instruments and related hedged items under Statement 133, and 3) the effect of derivative instruments and related hedged items on an entity’s financial position, financial performance, and cash flows.

vi)	As of December 31, 2009, the Company will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year end prices. The new rules will affect the reserve estimated used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. The Company is assessing the impact these new rules will have on its Consolidated Financial Statements.
19. COMPARATIVE FIGURES
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the present year.

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
CORPORATE INFORMATION

Directors	Officers
Richard Clark	Richard Clark
Chairman	Chairman
Partner, Gowling Lafleur Henderson LLP
Joseph Blandford
Joseph Blandford	Vice Chairman
Vice Chairman
Chairman, Engineering Foundation Advisory Board	John Melton
Chief Executive Officer
Donald J. Rowden
Chief Executive Officer, MacSema Inc.	Sandy Andrew
President & Chief Operating Officer
Richard Azar, II
Director	Duncan Moodie
Chief Financial Officer
David Elgie
Director	Kevin Davis
Senior Vice President, Corporate Development
John Melton
Chief Executive Officer	Patricia Leeson
Corporate Secretary
Auditors
PricewaterhouseCoopers LLP	Louis Schott
Calgary, Alberta	Associate Corporate Secretary

Registrar and Transfer Agent	Sally Fletchinger
Valiant Trust Company	Corporate Controller
Calgary, Alberta

Legal Counsel
Gowling Lafleur Henderson LLP
Hogan & Hartson LLP	Corporate Office
Petroflow Energy Ltd.
Bankers	970, 717 — 7th Avenue SW
National Bank of Canada	Calgary, Alberta T2P 0Z3
Texas Capital Bank
Guaranty Bank
Telephone: (403) 539-4320
Stock Exchange Listings	Facsimile: (403) 705-0488
TSX Venture Exchange	Contact: Duncan Moodie
Symbol: PEF	Email: dmoodie@petroflowenergy.com
NYSE Amex
Symbol: PED

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Petroflow Energy Ltd.
Notes to Consolidated Financial Statements
Expressed in Canadian Dollars
December 31, 2008 and 2007
Caution to the Reader
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The risks, uncertainties and other factors that could influence actual results are described in Petroflow’s annual reports to the shareholders and other documents filed with regulatory authorities.

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